Filed by Harman International Industries, Incorporated.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Harman International Industries, Incorporated.
Commission File No. 001-09764

Harman International PRESS RELEASE

May 9, 2007	FOR IMMEDIATE RELEASE
Contact Robert C. Ryan
Vice President — Treasurer
Harman International Industries, Incorporated
202.393.1101
Harman International Industries
Names Paliwal as CEO, President and Vice Chairman
WASHINGTON, DC, May 9, 2007 — Harman International Industries (NYSE: HAR), a leader in the development, manufacture and marketing of audio products and automotive electronics systems, announced today that Dinesh Paliwal has been named president, chief executive officer (CEO) and vice chairman, effective July 1, 2007. He will join the Harman board at that time.
Paliwal, 49, is currently president, global markets and technology, and a member of the executive committee of ABB Group (ABB: NYSE, SWX), a global technology and engineering company with $24 billion in annual revenues and operations in more than 100 countries. ABB is headquartered in Zurich, Switzerland.
“Dinesh Paliwal is a highly talented and motivated senior executive who has earned a global reputation for management skill,” said Dr. Sidney Harman, founder and executive chairman of Harman International. “He is superbly qualified to lead Harman International as the company enters the next stage of its development.”
Dr. Harman has served as CEO of Harman International on an interim basis since January 1, 2007. A worldwide search to fill the position was conducted by Harman International’s board with the assistance of Spencer Stuart, the global executive recruiting firm.
Harman announced on April 26, 2007, that it had entered into a merger agreement with affiliates of Kohlberg Kravis Roberts & Co. L.P. (KKR) and the GS Capital Partners unit of Goldman Sachs Group Inc. in a transaction valued at approximately $8 billion. The transaction is subject

May 9, 2007

to the approval of Harman International stockholders, customary closing conditions and regulatory approvals, with closing expected in the third quarter of 2007.
Henry R. Kravis, Co-Founding Member of KKR, said, “Dinesh Paliwal is the right executive to lead Harman International as the company enters this new chapter in its history. We have been aware of Dinesh’s talents and leadership skills for some time, and we are delighted that he will work alongside Dr. Sidney Harman and the management team to capitalize on the many attractive opportunities in Harman’s markets.”
“Harman International’s dedication to research and development, as well as its strict adherence to quality manufacturing, are well known throughout the corporate world,” Paliwal said. “The opportunity to lead a company with such high standards, worldwide reputation and outstanding growth potential is extremely appealing. I look forward to working with Dr. Sidney Harman, whose passion and pioneering spirit have made this company a market leader.”
Paliwal advanced steadily since joining ABB in 1985 as a systems engineer and was soon promoted to director of marketing and sales for the company’s Asia Pacific region. He was promoted to vice president, industries in 1994, when he relocated to Beijing, China, and then successfully headed the company’s worldwide process industries division from Zurich, Switzerland; the worldwide industries division; and the worldwide automation technologies, both from Norwalk, Conn. In 2004, he was named chairman and CEO of ABB North America and also the Chairman of ABB’s publicly listed Indian subsidiary. In 2006, he was elected to his current ABB position.
Prior to joining ABB, Paliwal served with Ballarpur Industries (BILT) in Yamunanagar, India; AccuRay Corporation in Columbus, Ohio; and Combustion Engineering, in Melbourne, Australia and Singapore. He received a BS degree in physics and chemistry from St. John’s College of Agra University in Agra, India and an MS in paper science and engineering from the Indian Institute of Technology, Roorkee, India. He also received an MS in applied science and engineering and an MBA in finance, both from Miami University in Oxford, Ohio.
He is a member of the U.S. Business Roundtable and a director of the U.S. India Business Council and the International Swimming Hall of Fame. He is also chairman of the National Foreign Trade Council, a U.S.-based non-profit free trade organization, and serves as a director of Embarq Corporation (NYSE: EQ). Until late 2006, Paliwal served as a director of the U.S. China Business Council and an economic advisor to the Governor of Guangdong Province, China.
Paliwal, an American citizen, lives with his wife and two children in Greenwich, Conn.
Harman International designs, manufactures and markets a wide range of products for the automotive, consumer and professional markets. Its brands include Harman Kardon®, JBL®, Mark Levinson® and Infinity®. The company maintains a strong presence in the Americas, Europe and Asia and employs more than 10,500 people. The Company’s Stock is traded on the New York Stock Exchange under the Symbol: HAR.

May 9, 2007

Required Disclosure
The NYSE rules require the Company to make the following disclosure regarding equity awards made to Mr. Paliwal.
Upon joining Harman International, Mr. Paliwal will receive the following equity awards: (1) 100,000 stock options (“Stock Options”) and 15,000 shares of restricted stock under the Company’s 2002 Stock Option and Incentive Plan (“Plan”); (2) 33,575 shares of restricted stock outside of the Plan, of which 15,000 vest 20% annually beginning on the first anniversary of the grant date and 18,575 vest on March 1, 2010; (3) 16,004 shares of restricted stock outside of the Plan, of which 5,169 vest on March 1, 2008, 5,418 vest on March 1, 2009 and 5,417 vest on March 1, 2010; and (4) 32,291 restricted share units (“RSUs”) outside of the Plan that vest on March 1, 2008, at which time Mr. Paliwal is entitled to a cash payment equal to the greater of the fair market value of the RSUs or $3,875,000.
If his employment is terminated by the Company without cause or by Paliwal for good reason, he will be entitled to immediate vesting of the following: (1) a prorated number of unvested Stock Options for the completed portion of the year of termination; (2) a prorated number of 48,575 shares of restricted stock for the completed portion of the applicable vesting period, provided that a minimum of 30,000 of the 48,575 shares of restricted stock will vest or have vested prior to the termination of employment; and (3) all of the RSUs and remaining 16,004 shares of restricted stock.
For additional information regarding the terms of the equity awards to be granted to Paliwal, see the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission on May 9, 2007.
Additional Information and Where To Find It
The parties to the merger agreement intend to file a registration statement that will include a proxy statement/prospectus and other relevant documents in connection with the proposed transaction. HARMAN INVESTORS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other filings containing information about Harman and the merger, when available, from the SEC at the SEC’s web site at http://www.sec.gov. In addition, copies of the proxy statement/prospectus and other filings containing information about the Company and the merger can be obtained, when available, without charge, by directing a request to Harman International Industries, Incorporated; Attention: Investor Relations, 1101 Pennsylvania Ave., N.W., Suite 1010, Washington, DC 20004, or by telephone at (202) 393-1101 or on Harman’s website, www.harman.com.

May 9, 2007

Forward Looking Information
This communication may contain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against Harman and others following the announcement of the merger agreement; (3) the inability to complete the merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to the merger; (4) the failure to obtain the necessary financing arrangements set forth in the commitment letter received in connection with the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (6) other factors described in Harman’s filings with the Securities and Exchange Commission, including its reports on Forms 10-K, 10-Q and 8-K. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Harman’s ability to control or predict. Harman undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.
Interests of Participants
The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in favor of the proposed transaction. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that Harman intends to file with the SEC in connection with the scheduled special meeting of its stockholders.
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